UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PLX TECHNOLOGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

693417107
(CUSIP Number)

December 21, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	693417107	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		MARK GUZY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	2,181,259
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	2,181,259
PERSON WITH	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,181,259
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.84%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	693417107	Page 3 of 6

Item 1(a).	Name of Issuer:

PLX Technology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

870 W. Maude Avenue
Sunnyvale, California 94085

Item 2(a).	Name of Person Filing:

The Statement is being filed on behalf of Mark Guzy.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address for Mr. Guzy is c/o Jeffrey L. Hartman, Esq., 510 W. Plumb Lane, Ste. B
Reno, NV 89509.

Item 2(c).	Citizenship:

Mr. Guzy is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

693417107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	693417107	Page 4 of 6

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Person is deemed to beneficially own 2,181,259 shares of the Issuer’s common stock (the “Shares”). The information contained in Item 6 of this Statement is hereby incorporated by reference in its entirety.

(b)	Percent of class:

2,181,259 shares of common stock represent 4.84% ownership of the Issuer’s outstanding common stock shares. The percentage calculation is based upon 45,094,668 outstanding shares of the Issuer’s common stock as of December 31, 2012, as disclosed in the Issuer’s most recent annual report on Form 10-K filed with the Securities and Exchange Commission as of March 15, 2013.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

2,181,259

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

2,181,259

(iv) Shared power to dispose or to direct the disposition of

0

CUSIP No .	693417107	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Prior to July 2008, the Shares were beneficially owned by Arbor Company, LP, a Nevada limited partnership ("Arbor"), and/or the Reporting Person’s parents, Jim and Marcia Guzy (with Arbor, the “Parents”), and held in an account maintained by them. In accordance with a court order entered on July 3, 2008, the Parents transferred the Shares into a restricted account as collateral to secure a judgment against Arbor in favor of the Reporting Person (the "Judgment"). On February 9, 2009, the Parents and the Reporting Person (together, the “Parties”) entered into a Settlement Agreement (the “Settlement Agreement”) to resolve disputes between the Parties. The Settlement Agreement expressly provides that the Parents can substitute cash for any asset subject to the Settlement Agreement prior to the Reporting Person entering into a binding agreement to sell such asset or until the Reporting Person determines to take such asset at its fair market value in consideration of the Judgment. On February 24, 2010, the Reporting Person transferred the Shares from the restricted account into an account maintained by him (the “Transfer”). The Parents disputed the legality of the Transfer and raised the issue before an arbitrator charged with resolving disputes under the Settlement Agreement. On March 11, 2010, the arbitrator ruled (the "Ruling") that, notwithstanding the Transfer, the Parents retained the right to purchase the Shares from the Reporting Person at a fair market value cash price until such time as the Reporting Person enters into a binding agreement to sell the Shares. Upon inquiry from the Reporting Person as to the status of the Parent's alleged right to purchase the Shares following the Reporting Person's application of the Shares to the Judgment, the arbitrator indicated that the Ruling did not include any decision on such issue. On December 14, 2010, the Reporting Person applied the Shares to the Judgment and filed a Partial Satisfaction of Judgment, and served notice thereof upon the Parents. On February 27, 2012, after receiving all amounts owed him under the Judgment, the Reporting Person filed a Full Satisfaction of Judgment, serving notice of same on the Parents. On October 10, 2012, the Reporting Person filed a Complaint in Nevada district court seeking entry of a declaratory judgment adjudging the Reporting Person as the sole owner of the Shares, without restriction and free from any claim of ownership or right by the Parents. The Reporting Person believes that he alone has exclusive rights in the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

CUSIP No .	693417107	Page 6 of 6

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification. Not applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 4, 2013

Signature:	/s/ Mark Guzy
Name:	Mark Guzy
Title: